SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D

(Rule 13d-101.  Information to be Included in Statements Filed Pursuant to
§ 240.13d-1(a) and Amendments Thereto Filed
Pursuant to § 240.13d-2(a))

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

Polydex Pharmaceuticals Limited
(Name of Issuer)

Common Stock, $0.0167 par value
(Title of Class of Securities)

731728200
(CUSIP Number)

Alan Gelband
750 Third Avenue
21st Floor
New York, NY 10017

with a copy to:

Alan N. Forman, Esq.
Brown Rudnick LLP
7 Times Square
New York, NY 10036
(212) 209-4812
(Name, Address and Telephone number of Person Authorized to Receive Notices and Communications)

November 12, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 731728200	Page 2 of 6 Pages
13D

1	NAME OF REPORTING PERSONS Alan Gelband
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 254,181
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 254,181
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 254,181
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON IN, BD

CUSIP No. 731728200	Page 3 of 6 Pages
SCHEDULE 13D

Company: Polydex Pharmaceuticals Limited

Item 1.              Security and Issuer.

This Statement on Schedule 13D (“Schedule 13D”) relates to the shares of common stock, $0.0167 par value, (the “Common Stock”) of POLYDEX PHARMACEUTICALS LIMITED, a company organized under the laws of the Commonwealth of the Bahamas (the “Company”).  The principal executive offices of the Company are located at 421 Comstock Road, Toronto, Ontario, Canada  M1L 2H5.

Item 2.              Identity and Background.

Alan Gelband (the “Reporting Person”), a citizen of the United States of America, with a principal business address of 750 Third Avenue, 21st Floor, New York, NY  10017, is a Broker/Dealer registered with the U.S. Securities and Exchange Commission.  The Reporting Person's principal occupation is acting as a self employed investment banker and consultant.  Further, the Reporting Person is the sole shareholder, director and Chief Executive Officer of Gelband & Co. Inc. (“Sole Shareholder”), the sole trustee with investment responsibility for each of the Alan Gelband Pension Plan and the Alden Foundation (“Trustee”), and has investment control over the Account Alex Gelband & Alan Gelband, with joint rights of survivorship. In the Reporting Person’s capacity as Sole Shareholder, Trustee, and investment manager the Reporting Person indirectly beneficially owns the shares of Common Stock of the Company held by each of the managed accounts (“Managed Accounts”).

This Schedule 13D reports the Reporting Person’s indirect beneficial ownership of shares of Common Stock of the Company held by the following Managed Accounts in the indicated amounts:

Managed Account	Shares of Common Stock of the Company
Alan Gelband Pension Plan	111,600
Alden Foundation	11,903
Gelband & Co. Inc.	5,000
Alex Gelband & Alan Gelband, with joint rights of survivorship	1,500
TOTAL	130,003

In addition, this Schedule 13D reports the direct ownership of the Reporting Person of 124,178 shares of Common Stock of the Company.

CUSIP No. 731728200	Page 4 of 6 Pages

During the past five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.              Source and Amount of Funds or Other Consideration.

The Reporting Person used his personal funds to acquire the shares of Common Stock of the Company beneficially owned by him with the exception of the shares of Common Stock of the Company held directly by Gelband & Co. Inc., which were acquired by the working capital of the Managed Account.

Item 4.              Purpose of Transaction.

The Reporting Person is a long-term shareholder of the Company and has, from time to time had discussions and corresponded with the Company’s management, a member of the Company’s board of directors, and a Company advisor about the Company’s business plans, strategies, and related matters.

In connection with the foregoing, and as may be appropriate from time to time depending on the course of discussions with the Company, its representatives and advisors, and/or other actions taken by the Company, the Reporting Person will consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Company, including, without limitation: (a) the acquisition or disposition by the Reporting Person of additional stock of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) changes in the present board of directors or management of the Company; (e) a material change in the present capitalization of dividend policy of the Company; (f) other material changes in the Company’s business or corporate structure; or (g) any action similar to those enumerated above.

While the Reporting Person does not have any specific plans or proposals, other than that described above, that relate to or would result in any of the transactions involving the Reporting Person described in sub-paragraphs (a) through (j) of Item 4 of Schedule 13D, the Reporting Person may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (j) of Item 4. The Reporting Person intends to review its investment in the Company on a continuing basis. The Reporting Person retains its rights to modify its plans with respect to the transactions described in this Item 4, to acquire or dispose of shares of Common Stock of the Company and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

CUSIP No. 731728200	Page 5 of 6 Pages

Item 5.              Interest in Securities of the Issuer.

(a)           The Reporting Person beneficially owns 254,181, shares of Common Stock of the Company, which represents approximately 8.3% of the issued and outstanding shares of Common Stock of the Company (based upon the 3,072,846 shares of Common Stock stated to be issued and outstanding by the Company, as of August 31, 2009, in its Quarterly Report on Form 10-Q for the quarter ended July 31, 2009, filed with the Securities and Exchange Commission on September 14, 2009 (the “10-Q”)).

The Reporting Person directly owns 124,178 shares of Common Stock of the Company, which represents approximately 4.0% of the issued and outstanding shares of Common Stock of the Company (based upon the 3,072,846 shares of Common Stock stated to be issued and outstanding by the Company, as of August 31, 2009, in the 10-Q).

(b)           The Reporting Person has the sole power to vote and to dispose of the 124,178 shares of Common Stock of the Company, directly owned by the Reporting Person.

In its capacity as Sole Shareholder, Trustee, and as investment manager of the Managed Accounts, as applicable, the Reporting Person has the sole power to vote and dispose of the 130,003 shares Common Stock of the Company directly owned by the Managed Accounts.

(c)           No transactions in the class of securities herein reported were effected by the Reporting Person during the past sixty days.

(d)           The Managed Accounts may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock indicated by such Managed Account in Item 2, above.  However, the Reporting Person ultimately has the right to direct such activities.

(e)           Not applicable.

Item 6.              Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.

No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between the Reporting Person and any person or entity.

Item 7.              Material to be Filed as Exhibits.

None.

[Remainder of Page Intentionally Left Blank]

CUSIP No. 731728200	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2009

/s/Alan Gelband
Alan Gelband